FRIDAY, ELDREDGE & CLARK
June 15, 2007

Nicholas P. Panos, Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	BNL Financial Corporation Schedule TO-I filed May 17 and 18, 2007 Schedule 13E-3 filed May 18, 2007 File No. 5-79893

Mr. Panos:

This letter is submitted on behalf of BNL Financial Corporation (“BNL” or the “Company”) in response to your comment letter dated June 5, 2007, regarding the above referenced filing (the “Filing”).

The responses herein are keyed to the comments which are restated for convenience.

SEC COMMENTS:

Item 13 - TO. Information Required by Schedule 13E-3

SEC COMMENT 1. We do not agree with the statement that each item required by Schedule 13E-3 has been addressed in the combined filing. Amend the filings to comply with General Instructions E and F to Schedule 13E-3. In addition, the combined filing failed to comply with Rule 13e-3(e)ii) and Rule 13e-3(e)(v). We note, for example, the filing was devoid of the fairness determination required by Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A. BNL will need to consult Q&A Nos. 19-21 in Exchange Act Release 17719 (April 13, 1981) in preparing its revised disclosure. Please file an amendment to the combined filing that includes the supplement that BNL will need to send to its security holders.

Item 13 - 13E-3. Financial Statements

SEC COMMENT 2. Contrary to BNL’s stated belief, financial statements are material to this transaction. Item 13 of Schedule 13E-3 does not provide BNL with the opportunity to provide options disclosure concerning its financial statements based upon its own materiality determination. To the extent that BNL elects to include the required financial statements in its disclosure document through incorporation by reference, please provide the summarized

Nicholas P. Panos
June 15, 2007

financial statements required by Item 1010(c) in the supplement distributed to security holders. See Instruction 1 to Item 13 of Schedule 13E-3.

BNL RESPONSE TO SEC COMMENTS 1 and 2: Contemporaneous with the submission of this letter, BNL is filing its Amendment No. 1 to Schedule 13E-3, withdrawing its Schedule 13E-3 filing and BNL is filing its Amendment No. 1 to its Schedule TO filing to change its offer to purchase up to 2,700,000 shares of its Common Stock for the purchase price of $1.25 per share in cash without any borrowing. BNL’s revised offer to purchase 2,700,000 will not result in BNL going private.

In its initial filing, in which BNL offered to purchase 4,625,714 shares of its Common Stock, BNL described the theoretical, mathematical possibility that the offer may result in BNL going private. BNL also noted that it did not believe its offer would reach that result. BNL only made its 13E-3 filing because of an abundance of caution.

The primary purpose of BNL’s issuer tender offer is to provide an avenue of liquidity for its public shareholders. BNL’s Common Stock has never been listed or traded on any public market such as the NYSE or NASDAQ and there has not been any established market for BNL’s Common Stock for many years.

Respectfully, this response and the Company’s amendments as described herein, make the SEC Comments Nos. 1 and 2 moot.

BNL’s revised offer to purchase 2,700,000 of its Common Stock, while conditioned upon the requisite approval of the Arkansas Insurance Commissioner, if necessary or appropriate, for dividends from BNL’s wholly owned subsidiary Brokers National Life Assurance Company, will not require BNL to borrow any money. Therefore, the financial statements are not material to the transaction. See, Instruction 12 to Schedule TO.

Nicholas P. Panos
June 15, 2007

Offer to Purchase

General

SEC COMMENT 3. Explain to us, with a view toward revised disclosure, how the offer can be made to all security holders but exclude shares subject to unexercised options. See Rule 13e-4(f)(8).

BNL RESPONSE TO SEC COMMENT 3: BNL’s Amendment No. 1 to its Schedule TO changes BNL’s offer to include shares subject to unexercised options in the Offer to Purchase of 2,700,000 shares.

Certain Conditions of the Offer

SEC COMMENT 4. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. Actions or omissions by the offeror are not only vague terms to be interpreted in offer conditions, but also appear to be within the control of the offeror. The disclosure indicates that once a condition is triggered, a failure by BNL to exercise its right to terminate the offer will not constitute a waiver of that condition. Please note that when a condition is triggered and the offeror decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Please revise your disclosure to remove the implication that BNL reserves the right to conduct an illusory offer by amending the referenced language.

BNL RESPONSE TO SEC COMMENT 4: BNL’s Amendment No. 1 to its Schedule TO modifies this portion of the offer to purchase to comply with the SEC comment.

SEC COMMENT 5. Explain to us the purpose of the language that any determination by the Company concerning the events described in the conditions “will be final and binding upon all parties.” Disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge the Company’s determinations.

BNL RESPONSE TO SEC COMMENT 5: Respectfully, SEC Comment 5 appears to pertain to the “going private” process of BNL’s Offer to Purchase, Schedule 13E-3. Now that BNL has withdrawn its Schedule 13E-3 and the going private mathematical possibility has been eliminated, this Comment 5 seems to be mooted. However, in its amended Offer to Purchase, BNL has deleted the sentence: “Any determination by the Company concerning the events described above will be final and binding on all parties.”

Nicholas P. Panos
June 15, 2007

SEC Closing Comments

Contemporaneous with this letter, the Company is submitting through EDGAR a Company Statement setting forth substantially identical statements of acknowledgment (Tandy representations) which the Company has previously made in response to SEC Comments to the Company’s filings under the Securities Exchange Act of 1934.

Mr. Panos, we appreciate your professional, courteous and prompt processing of this matter.

Very truly yours,
/s/ Larry Burks

Larry W. Burks
LWB/skj